U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

NOTIFICATION OF LATE FILING

    (CHECK ONE:)



<checked-box> Form 10-K and 10-KSB <square> Form 20-F <square> Form 11-K
<square> Form 10-Q and 10-QSB <square> Form N-SAR

For Period Ended:
DECEMBER 31, 1997
[ ]
Transition Report on Form 10-K
[ ]
Transition Report on Form 20-F
[ ]
Transition Report on Form 11-K
[ ]
Transition Report on Form 10-Q
[ ]
Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I -- REGISTRANT INFORMATION


Full Name of Registrant               AREMISSOFT CORPORATION

Former Name if Applicable             JUNO ACQUISITIONS, INC.

Address of Principal Executive Office
                   (STREET AND NUMBER)
                3323 WATT AVENUE, SUITE 150

                City,       State and Zip Code
              SACRAMENTO,    CA        95821


PART II -- RULES 12B - 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

<checked-box>
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

   AremisSoft Corporation, formerly known as Juno Acquisitons, effected a reverse acquisition of LK Global Information Systems, BV, a Netherlands Corporation, ("LK Global") on October 10, 1997. LK Global prepares its financial statements in accordance with U.K. GAAP. Therefore more time is necessary to complete preparation of LK Global's financial statements in accordance with US GAAP.


                                            (Attached Extra Sheets if Needed).

PART IV -- OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification.

SCOTT BARTEL                             (916)    442-0400
 (Name)                              (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    <checked-box> Yes   <square> No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    <checked-box> Yes   <square> No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Prior to the reorganization with LK Global, the Company had no operations. As a result of the reorganization with LK Global, AremisSoft has significant operations that will be reported. It is presently estimated that the revenues of the Company for the year ended December 31, 1997 are between U.S. $40 and 45 million and the gross profit is between U.S.
   $25 and 30 million. However, net income or loss cannot be estimated at this time because significant final adjustments are in process.

                                AREMISSOFT CORPORATION
                 (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: APRIL 1, 1998                             By: DR. L.K. KYPRIANOU
      -------------                                 -----------------------
                                                    Dr. L.K. Kyprianou,
                                                    Chief Executive Officer